                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                   The Exploration Company of Delaware, Inc.
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   30213320
                                (CUSIP Number)


                                Marcus Wechsler
                                 Tahoe Invest
                             Innere Guterstrasse 4
                                   6304 Zug
                                  Switzerland
                                 (41) 726-5227
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  Copies to:
                            Shivbir S. Grewal, Esq.
                        Stradling Yocca Carlson & Rauth
                     660 Newport Center Drive, Suite, 1600
                            Newport Beach, CA 92660
                          Telephone:  (949) 725-4000


                                October 2, 2000
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

                                 SCHEDULE 13D

---------------------------                         ---------------------------
CUSIP No. 30213320                                  Page 2 of 16 Pages
---------------------------                         ---------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TAHOE INVEST
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
      (N/A)                                                     (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      SWITZERLAND
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,170,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,170,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,170,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1.   Security and Issuer.
-----------------------------

     Security: Common Shares

     Issuer:   The Exploration Company of Delaware, Inc.
               500 North Loop, 1604 E., Suite 250
               San Antonio, Texas  78232

               James E. Sigmon- President and Chief Executive Officer Roberto R. Thomae - Chief Financial Officer and Secretary

Item 2.   Identity and Background.
---------------------------------

     (a) This statement is being filed on behalf of TAHOE INVEST, a Swiss corporation. The President of the Board of Directors of TAHOE INVEST is Mr. Peter Gruner. The other members of the Board of Directors of TAHOE INVEST are Mr. Thomas Urech and Mr. Marcus E. Wechsler.

     (b)  The business address of TAHOE INVEST is Innere Guterstrasse 4
               6304 Zug, Switzerland. The address of Mr. Peter Gruner is Flachsacherstrasse 10, 5242 Lupfig, Switzerland. The address of Mr. Thomas Urech is Hagenbuchenweg 35, 8602 Wangen, Switzerland. The address of Mr. Marcus E. Wechsler is Langwattstrasse 47, 8125 Zollikerberg, Switzerland.

     (c) TAHOE INVEST is engaged in the business of passive investments. Mr. Gruner, Mr. Urech, and Mr. Wechsler are directors of TAHOE INVEST.

     (d)  None.

     (e)  None.

     (f)  Switzerland.

Item 3.  Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

     Working capital.

Item 4.  Purpose of Transaction.
-------------------------------

     Passive Investment. Although there is no current intention to do so, the reporting person may in the future acquire or dispose of securities of the issuer.

Item 5.    Interest in Securities of the Issuer.
-----------------------------------------------

     (a)  -  1,170,000 shares of Common Stock;

          -  Total beneficial ownership (assuming exercise of warrants) - 6.7%

     (b) Reporting Person has the sole power to vote, or to direct the vote of, all of the shares set forth in paragraph (a).

     (c)  Trade Date         Shares     Price    Aggregate Total
          ----------         ------     -----    ---------------
          October 2, 2000    1,026,998  2.8750   1,026,998
          October 6, 2000        7,000  2.9196   1,033,998
          October 10, 2000       9,002  3.0243   1,043,000
          October 11, 2000       5,000  3.1250   1,048,000
          October 11, 2000       2,000  3.1562   1,050,000
          October 12, 2000       5,000  3.0312   1,055,000
          October 13, 2000      10,000  3.0000   1,065,000
          October 17, 2000      50,000  3.2641   1,115,000
          November 7, 2000      10,000  2.6875   1,125,000
          November 9, 2000       5,000  2.7188   1,130,000
          November 10, 2000      5,000  2.8125   1,135,000
          November 13, 2000      5,000  2.7994   1,140,000
          November 24, 2000      8,000  2.6875   1,148,000
          November 29, 2000      7,000  2.6562   1,155,000
          December 7, 2000       5,000  2.6875   1,160,000
          December 22, 2000     10,000  2.5625   1,170,000

     (d) The voting control and power of disposition thereof remains in the control of the Reporting Person.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
-------------------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          See response to Item 5(d). None of the securities is pledged or subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

Item 7.   Material to be Filed as Exhibits.
------------------------------------------

          None.

          Signature
          ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the Information set forth in this statement is true, complete and correct.

                                   TAHOE INVEST

Date:  December 29, 2000                /s/ Marcus Wechsler
                                   --------------------------
                                        Marcus Wechsler